March 27, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (858) 277-5379

Mr. Brian Bonar
Chief Executive Officer
Dalrada Financial Corporation
9449 Balboa Avenue, Suite 210
San Diego, CA  92123

      Re:	Dalrada Financial Corporation
      Form 10-KSB for the year ended June 30, 2005
      Filed October 13, 2005
      File No. 000-12641

Dear Mr. Bonar:

      We have reviewed your response letter dated March 23, 2006 and have the following additional comment.

1. In response to comment 4, you have not provided us with a sufficient explanation of your analysis under EITF 00-19 and SFAS 133 and how you plan to account for the newly issued and exchanged convertible debentures and warrants in your financial statements. As a result of the conversion feature in your convertible debentures, it
appears that you would be unable to conclude that you have
sufficient
authorized and unissued shares outstanding to settle any contracts that are within the scope of EITF 00-19 and that are to be settled in shares, including any outstanding warrants or other convertible securities that are subject to EITF 00-19. As such, it appears that the newly issued warrants would also be required to be accounted for
as derivative liabilities under EITF 00-19. Please specifically explain to us how you assessed your newly issued and exchanged convertible debentures and warrants, as well as consideration to existing warrants outstanding, with the guidance in paragraphs 12-32 of EITF 00-19 and SFAS 133. In addition, please tell us the fair value, how you determined the fair value and how you plan to record the issuance and exchange of your convertible debentures and warrants, as well as the reclassification of existing warrants impacted by the issuance and exchange, in your financial statements.


*  *  *  *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Brian Bonar
Dalrada Financial Corporation
March 27, 2006
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